LIMITED LIABILITY COMPANY AGREEMEND OF KINGMAKERS OPS, LLC

This Limited Liability Company Agreement ("**Agreement**") of Kingmakers Ops, LLC (the "**Company**"), effective as of April 5, 2020 (the "**Effective Date**"), is entered into by and between the Company and Kingmakers, Inc., a Delaware corporation, as the sole member of the Company (the "**Member**").

WHEREAS, the Company was formed as a limited liability company on March 27, 2020 by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware pursuant to and in accordance with the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**"); and

WHEREAS, the Member agrees that the membership in and management of the Company shall be governed by the terms set forth herein.

NOW, THEREFORE, the Member agrees as follows:

1.   Name. The name of the Company is Kingmakers Ops, LLC.

2.   Purpose. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

3.   Principal Office; Registered Agent.

(a)   Principal Office. The location of the principal office of the Company shall be 100 S. King Street Ste. 100, Suite 746, Seattle, Washington 98104, or such other location as the Member may from time to time designate.

(b)   Registered Agent. The registered agent of the Company for service of process in the State of Delaware and the registered office of the Company in the State of Delaware shall be that person and location reflected in the Certificate of Formation. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Member shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be, in the manner provided by law.

4.   Members.

(a)   Initial Member. The Member owns 100% of the membership interests in the Company. The name and the business, residence, or mailing address of the Member are as follows:

Name	Address	Units	Membership Interest
Kingmakers, Inc.	100 S. King Street Ste. 100, Suite 746, Seattle, Washington 98104	5,950,000 (Common Units)	100%

(b)   Additional Members. One or more additional members may be admitted to the Company with the consent of the Member. Prior to the admission of any such additional members to the Company, the Member shall amend this Agreement to make such changes as the Member shall determine to reflect the fact that the Company shall have such additional members. Each

additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

(c)   Membership Interests; Certificates. The Company will not issue any certificates to evidence ownership of the membership interests.

(d)   Units. The membership interests of the Member shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. "**Unit**" means a unit representing a factional part of the membership interest of the Members and shall include all types and classes of Units as the Company may issue from time to time.

5.   Management.

(a)   Authority; Powers and Duties of the Member. The Member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Member shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Member as set forth in this Agreement. The Member shall have all rights and powers of a manager under the Act, and shall have such authority, rights, and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient, or advisable to effectuate the purposes of this Agreement.

(b)   Election of Officers; Delegation of Authority. The Member may, from time to time, designate one or more officers with such titles as may be designated by the Member to act in the name of the Company with such authority as may be delegated to such officers by the Member (each such designated person, an "**Officer**"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Member. Any action taken by an Officer designated by the Member pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any officer set forth in this Agreement and any instrument designating such officer and the authority delegated to him or her.

6.   Liability of Member; Indemnification.

(a)   Liability of Member. Except as otherwise required in the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being the Member or participating in the management of the Company.

(b)   Indemnification. To the fullest extent permitted under the Act, the Member (irrespective of the capacity in which it acts) shall be entitled to indemnification and advancement of expenses from the Company for and against any loss, damage, claim, or expense (including attorneys' fees) whatsoever incurred by the Member relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence or gross negligence) performed or omitted by the Member on behalf of the Company; provided, however, that any indemnity under this Section 6(b) shall be provided out of and to the extent of Company

assets only, and neither the Member nor any other person shall have any personal liability on account thereof.

7. Term. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with Section 11.

8. Initial Capital Contributions. The Member hereby agrees to contribute to the Company such cash, property, or services as determined by the Member.

9. Tax Status; Income and Deductions.

(a) Tax Status. As long as the Company has only one member, it is the intention of the Company and the Member that the Company be treated as a disregarded entity for federal and all relevant state tax purposes and neither the Company nor the Member shall take any action or make any election which is inconsistent with such tax treatment. All provisions of this Agreement are to be construed so as to preserve the Company's tax status as a disregarded entity.

(b) Income and Deductions. All items of income, gain, loss, deduction, and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction, and credit of the Member.

10. Distributions. Distributions shall be made to the Member at the times and in the amounts determined by the Member.

11. Dissolution; Liquidation.

(a) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member; or (ii) any other event or circumstance giving rise to the dissolution of the Company under Section 18-801 of the Act, unless the Company's existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Member shall file a Certificate of Cancellation in accordance with the Act.

12. Miscellaneous.

(a) Amendments. Amendments to this Agreement may be made only with the consent of the Member.

(b)   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(c)   Severability. In the event that any provision of this Agreement shall be declared to be invalid, illegal, or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality, and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Agreement to be effective as of the date first above written.

MEMBER:

KINGMAKERS, INC., a Delaware corporation

By: _____

Name: Deven Soni

Title: Director

COMPANY:

KINGMAKERS OPS, LLC, a Delaware limited liability company

By: KINGMAKERS, INC., a Delaware corporation

By: _____

Name: Deven Soni

Title: Managing Member